EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
PNM Resources, Inc.:

We consent to the use of our report dated March 2, 2020, with respect to the consolidated balance sheets of PNM Resources, Inc. and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of earnings, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement Schedule I – Condensed Financial Information of Parent Company and Schedule II – Valuation and Qualifying Accounts, and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated herein by reference.

/s/ KPMG LLP

Albuquerque, New Mexico
October 30, 2020